Ropes & Gray LLP

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WRITER’S DIRECT DIAL NUMBER: (415) 315-2306

January 30, 2017

VIA EDGAR

Ms. Alison White Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Registrant:	Sterling Capital Funds
	File Nos.:	033-49098 and 811-06719
	Filing Type:	Post-Effective Amendment No. 125 to the Registration Statement on Form N-1A
	Filing Date:	November 29, 2016

Dear Ms. White:

This letter is provided in response to oral comments provided by you on January 12, 2017 regarding the post-effective amendment to the registration statement (the “Registration Statement”) of Sterling Capital Funds (the “Trust” or the “Registrant” and each series of the Trust, a “Fund”) filed on November 29, 2016. The comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) and the Trust’s responses are set forth below. The changes to the Registration Statement detailed in this letter will be reflected in a post-effective amendment to the Trust’s Registration Statement to be filed on or prior to the effective date of the Registration Statement.

Unless otherwise indicated, the following comments apply to each instance in which the noted disclosure appears in the Sterling Capital Funds Class A, Class B, and Class C Shares Prospectus, the Sterling Capital Funds Institutional and Class R Shares Prospectus and the Sterling Capital Funds Statement of Additional Information.

Fund Summaries

Comment 1:	Please provide to the Staff completed fee tables and expense examples for each Fund prior to the effective date of the post-effective amendment.

Response:	The requested supplemental information was provided to Ms. White, the Registrant’s Staff reviewer, via electronic mail on January 25, 2017.

Ms. Alison White	January 30, 2017

Comment 2:	The Staff notes that Sterling Capital Behavioral Large Cap Value Equity Fund may invest in exchange-traded funds as a principal investment strategy. Please advise whether a line item to the fee table is required for acquired fund fees and expenses (“AFFE”).

Response:	The Registrant confirms that AFFE are not expected to exceed 1 basis point for the Fund. Accordingly, no AFFE line item is currently required.

Comment 3:	For all Funds that include “Focused Investment Risk” as a principal risk, please consider adding principal strategy and risk disclosure if a Fund is currently focused on a particular sector or industry.

Response:	The Registrant believes that the current principal strategy description for each Fund that includes “Focused Investment Risk” is appropriate. Certain Funds identify “Focused Investment Risk” as a principal risk because, from time to time, the Fund’s investments may have strong correlations to one another. In cases where a Fund focuses on a specific sector or industry (e.g., Sterling Capital Stratton Real Estate Fund), as opposed to investing in a range of industries with potentially strong correlations to one another, the Fund includes specific disclosure to this effect in the principal strategy description.

Comment 4:	Sterling Capital Mid Value Fund includes an AFFE line item. However, it is unclear from the Fund’s principal strategy and risks why it incurs such expenses. Please consider whether any additional disclosure is necessary in the principal strategy or risks section of the Fund’s prospectus.

Response:	The Registrant notes that the AFFE line item included for Sterling Capital Mid Value Fund arose from investments in business development companies (“BDCs”). The Fund’s investment in BDCs was a small proportion of the Fund’s overall portfolio. Accordingly, the Registrant believes that the Fund’s current principal strategy and risk disclosure is appropriate.

Comment 5:	Certain Funds have a “Fixed Income Market Risk” and “Interest Rate Risk.” In light of IM Guidance Update No. 2014-01 “Risk Management in Changing Fixed Income Market Conditions” (January 2014) and IM Guidance Update No. 2016-02 “Fund Disclosure Reflecting Risks Related to Current Market Conditions” (March 2016), please review and consider expanding the applicable Funds’ risk disclosure.

Response:	The Registrant has reviewed the cited guidance and will update the Funds’ disclosure accordingly.

Comment 6:	Please confirm that neither the Sterling Capital Long/Short Equity Fund nor the Sterling Capital Diversified Income Fund will allocate more than 25% of it assets to Master Limited Partnerships (“MLPS”).

Ms. Alison White	January 30, 2017

Response:	The Registrant confirms that neither the Sterling Capital Long/Short Equity Fund nor the Sterling Capital Diversified Income Fund will allocate more than 25% of its assets to MLPs.

Comment 7:	In the Principal Strategy section of Sterling Capital Long/Short Equity Fund’s summary prospectus, the disclosure provides that the Sub-Advisers “may pursue a range of long/short equity strategies in managing their allocated portion of the Fund’s net assets, including strategies that focus on a specific sector (e.g., energy, health care, financial services, information technology), capitalization (e.g., large cap, mid cap, small cap), or style (e.g., value, growth).” If the Fund is currently focused on a particular sector, capitalization, or style, please consider adding principal strategy and/or risk disclosure.

Response:	While individual Sub-Advisers may focus on particular sectors or industries, the number and identity of Sub-Advisers changes over time, and the Fund as a whole does not concentrate its investments in any industry. As such, the Registrant believes that the Fund’s current principal strategy disclosure is appropriate. In addition, while the Registrant already discloses various related risks, it will add “Focused Investment Risk” to the principal risks section of the Fund’s summary prospectus to further underscore this potential exposure.

Comment 8:	The Staff notes that the HFRX Equity Hedge Index is listed as the broad-based securities market index for Sterling Capital Long/Short Equity Fund. Please explain supplementally why the Registrant believes that such index is an appropriate broad-based securities market index for the Fund.

Response:	The Registrant notes that the HFRX Equity Hedge Index was selected by Sterling Capital Management LLC, the Fund’s adviser, and the Fund’s sub-advisers, as disclosed in the prospectus (together with the adviser, the “Advisers”), because the Advisers believe it is aligned with the investment objective and strategy of the Fund and thus the best fitting index. The HFRX Equity Hedge Index measures the performance of equity hedge strategies that maintain positions both long and short primarily in equity and equity derivative securities. The HFRX Equity Hedge Index provides a helpful and appropriate comparison for investors to evaluate the Fund. The Registrant further notes that the term “appropriate broad-based securities market index” is defined in Instruction 5 to Item 27(b) of Form N-1A as an index that is “administered by an organization that is an unaffiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.” The Registrant notes that the HFRX Equity Hedge Index meets these disclosure requirements.

Comment 9:	Please confirm that the portfolio managers disclosed under the Management of the Fund—Portfolio Managers section of the prospectus for Sterling Capital Long/Short Equity Fund are jointly and primarily responsible for the day-to-day management of the Fund.

Ms. Alison White	January 30, 2017

Response:	The Registrant confirms that each portfolio manager listed in the Management of the Fund—Portfolio Managers section of the Fund’s prospectus is jointly and primarily responsible for the management of the Fund.

Comment 10:	In footnote 2 to the Annual Fund Operating Expenses table for Sterling Capital Behavioral International Equity Fund, please define “Sterling Capital” before using the capitalized term.

Response:	The requested change will be made.

Comment 11:	In the Performance section of Sterling Capital Behavioral International Equity Fund’s summary prospectus, please consider disclosing an explanation as to what “net” means as it relates the MSCI EAFE® Net Index.

Response:	The Registrant notes that net total return indexes reinvest dividends after the deduction of withholding taxes, using (for international indexes) a tax rate applicable to non-resident institutional investors who do not benefit from double taxation treaties. The MSCI EAFE® Net Index was chosen because the Fund’s portfolio holdings also are net of dividend withholding. The Registrant also notes that other fund complexes use the MSCI EAFE® Net Index as their broad-based securities market index. Further, the Registrant notes that General Instruction C.3(b) to Form N-1A provides, in part, that “Items 2 through 8 may not include disclosure other than that required or permitted by those Items.” Accordingly, the Registrant submits that adding such explanatory disclosure to the Performance section of the Fund’s summary prospectus is neither permissible nor required by Item 4 of Form N-1A.

Comment 12:	In the Performance section of Sterling Capital Stratton Real Estate Fund’s summary prospectus, please consider listing the S&P 500® Index prior to the FTSE NAREIT All Equity REITs Index. Also please add the disclosure relating to additional indexes required by Instruction 2(b) to Item 4 of Form N-1A.

Response:

The Registrant notes that the FTSE NAREIT All Equity REITs Index is listed prior to the S&P 500® Index because it serves as the Fund’s primary benchmark. The FTSE NAREIT All Equity REITs Index is a market capitalization-weighted index of U.S. equity REITs, where constituents of the index include all tax-qualified REITs with more than 50 percent total assets in qualifying real estate assets other than mortgages secured by real property. The FTSE NAREIT All Equity REITs Index provides a helpful and appropriate comparison for investors to evaluate the Fund given that the Fund’s investment objective is to seek total return through investment in real estate securities, where real estate and real estate-related companies are defined by the Fund as those companies that derive at least 50% of their revenues from the ownership, construction, financing, management or sale of commercial, industrial, or residential real estate or have at least 50% of their assets in such real estate.

Further, the Registrant will make the requested change with respect to the disclosure required by Instruction 2(b) to Item 4 of Form N-1A.

Ms. Alison White	January 30, 2017

Comment 13:	In the Performance section of Sterling Capital Diversified Income Fund’s summary prospectus, please consider listing one of the broad-based securities market indexes before the blended index. The Staff notes that this comment also applies to other Funds that use a blended index as a primary benchmark, namely, Sterling Capital Strategic Allocation Balanced Fund and the Sterling Capital Strategic Allocation Growth Fund.

Response:	The Registrant believes that the blended index (i.e., 40% MSCI World Index/60% Bloomberg Barclays U.S. Aggregate Bond Index) provides a helpful and appropriate comparison for investors to evaluate the Fund. The Registrant believes that blended primary indexes may be more reflective of the market for the principal investments of a fund like Sterling Capital Diversified Income Fund, which seeks income and capital appreciation by investing in a broad range of income-generating asset classes and strategies through investments primarily in underlying funds. The Registrant also is aware that other fund complexes use a blended index as the “broad-based securities market index.” The Registrant notes that it is not aware of any authoritative guidance from the Commission or the Staff indicating that a blended index may not represent an appropriate broad-based securities market index pursuant to Item 4 and Item 27(b)(7) of Form N-1A. On the contrary, the Registrant emphasizes that Commission guidance provides a fund with “a significant degree of flexibility to select an index that it believes best reflects the markets in which the Fund invests.”[1] The Registrant also notes that the term “appropriate broad-based securities market index” is defined in Instruction 5 to Item 27(b) of Form N-1A as an index that is “administered by an organization that is an unaffiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.” Accordingly, the Registrant believes that the blended index for the Fund meets these disclosure requirements.

Statutory Prospectuses

Comment 14:	In the Fund Management—Sub-Advisers’ Portfolio Managers section of the prospectus, please clarify the applicable Fund for which each listed individual serves as portfolio manager.

Response:	The requested change will be made.

1 See Disclosure and Analysis of Mutual Fund Performance Information; Portfolio Manager Disclosure, SEC Release No. IC-17294 (Jan. 8, 1990).

Ms. Alison White	January 30, 2017

Statement of Additional Information (“SAI”)

Comment 15:	In the Additional Information on Portfolio Instruments—Master Limited Partnerships (“MLPs”) section of the SAI, please consider adding a reference to investments made by Sterling Capital Diversified Income Fund in MLPs.

Response:	The requested change will be made.

Comment 16:	In the Additional Tax Information Concerning the Tax-Free Bond Funds section of the SAI, the Registrant discloses as follows: “Distributions from the North Carolina Fund will not be subject to North Carolina income tax if made to individual shareholders residing in North Carolina or to trusts or estates subject to North Carolina income tax to the extent such distributions are…attributable to interest on direct obligations of the United States, or Guam, Puerto Rico, or the United States Virgin Islands.” Please consider whether any principal strategy or risk disclosure with respect to Puerto Rico should be added to the prospectus.

Response:	The Registrant notes that the Fund reserves the ability to invest in bonds issued by issuers outside of North Carolina, the interest from which is exempt from federal income tax, alternative minimum tax, and North Carolina personal income, but does not currently do so as a principal investment strategy. Accordingly, the Registrant believes that its existing disclosure is adequate.

If you have any further questions or comments please do not hesitate to call me at (415) 315-2306.

Sincerely,

/s/ Jimena Acuña Smith
Jimena Acuña Smith